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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 16 to Registration Statement No. 333-20343 of Separate Account A of Union Security Life Insurance Company of New York (formerly First Fortis Life Insurance Company), on Form N-4, of our report dated February 22, 2006, relating to the statements of assets and liabilities of Separate Account A as of December 31, 2005, and the related statements of operations and of changes in net assets for the respective stated periods then ended, and the financial highlights for the respective stated periods in the four year period then ended, appearing in the Statement of Additional Information, which is incorporated by reference in such Registration Statement, and to the reference to us under the heading "Experts" in such Statement of Additional Information.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
January 12, 2007